UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Life Time Group Holdings, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

53190C102
(CUSIP Number)

Alec Anderson 5 Waterloo Lane, Unit 5A Pembroke, Bermuda HM08
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 25, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person LifeCo LLC
2	Check the Appropriate Box if a Member of a Group	(a): ☒ (b): ☐
3	SEC Use Only
4	Source of Funds OO, WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 9,002,099
	8	Shared Voting Power 0
	9	Sole Dispositive Power 9,002,099
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,002,099
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13	Percent of Class Represented by Amount in Row (11) 4.4%
14	Type of Reporting Person OO

1	Name of Reporting Person Aguila Ltd.
2	Check the Appropriate Box if a Member of a Group	(a): ☒ (b): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 9,002,099
	8	Shared Voting Power 0
	9	Sole Dispositive Power 9,002,099
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,002,099
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13	Percent of Class Represented by Amount in Row (11) 4.4%
14	Type of Reporting Person CO

Item 1. Security and Issuer.

This Amendment No. 1 amends, supplements and restates in its entirety the Schedule 13D filed on October 22, 2021 (as amended, the “Schedule 13D”) and relates to the common stock, $0.01 par value per share (the “Common Stock”), of Life Time Group Holdings, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 2902 Corporate Place, Chanhassen, Minnesota 55317.

Item 2. Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

(a)	– (c)

This Schedule 13D is being filed by LifeCo LLC, a limited liability company formed under the laws of Bermuda (“LifeCo”), and Aguila Ltd., an exempted company incorporated under the laws of Bermuda (“Aguila” and together with LifeCo, the “Reporting Persons”). The Reporting Persons have entered into a Joint Filing Agreement, attached hereto as Exhibit 1.

Aguila is the managing member of LifeCo LLC (having replaced LifeCo PTC Ltd., the former managing member, as of October 25, 2024).

The principal business address of LifeCo is 5 Waterloo Lane, Unit 5A, Pembroke HM08, Bermuda.

The principal business address of Aguila is 5 Waterloo Lane, Unit 5A, Pembroke HM08, Bermuda.

The principal business of LifeCo is investing in and financing securities.

The principal business of Aguila is to serve as a holding company for subsidiaries engaged in the investment of securities.

Attached as Annex A hereto and incorporated herein by reference is a list containing the (a) name, (b) residence or business address, (c) present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, and (d) citizenship, in each case of each director and executive officer of the Reporting Persons, as applicable.

By virtue of the agreements made pursuant to the Stockholders Agreement (as defined below), certain affiliates of Leonard Green & Partners, L.P. (“LGP”), TPG Global, LLC (“TPG”), LNK Partners (“LNK”), MSD Capital, L.P., MSD Partners, L.P. (“MSD” and, together with MSD Capital, L.P., “MSD Investors”), the Reporting Persons, Partners Group (USA) Inc. (“PG”), Teacher Retirement System of Texas, JSS LTF Holdings Limited, SLT Investors, LLC and Bahram Akradi (collectively, the “Voting Group”) may be deemed to be acting as a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Shares beneficially owned by the other members of the Voting Group are not the subject of this Schedule 13D. For a description of the relationship between the Reporting Persons and the other Voting Group Members, see Item 4 below.

(d) During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, each person listed on Annex A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, each person listed on Annex A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(c) above for citizenship of each of the Reporting Persons.

Item 3. Source and Amount of Funds or Other Consideration.

Prior to the Issuer’s initial public offering (the “IPO”), LifeCo acquired 8,000,000 shares of the Issuer’s Common Stock and 326,477 shares of the Issuer’s Series A preferred stock for an aggregate price of approximately $206 million.

On October 12, 2021, each share of such Series A preferred stock automatically converted into 402,099 shares of Common Stock of the Issuer upon the closing of the Issuer’s IPO for no additional consideration in accordance with the certificate of designations pertaining to such Series A preferred stock.

At the closing of the IPO on October 12, 2021, LifeCo purchased an additional 600,000 shares of Common Stock for $18.00 per share.

The funds required for the above purchases by LifeCo were provided through equity contributions from its equity holders.

Item 4. Purpose of Transaction.

Stockholders Agreement

In connection with the Issuer’s IPO, the Issuer entered into an amended and restated stockholders’ agreement, dated October 6, 2021 (the “Stockholders Agreement”), with the Voting Group members and certain other stockholders of the Issuer. Pursuant to the Stockholders Agreement, each Voting Group member was granted director nomination rights, agreed to vote all outstanding shares held by such Voting Group member in favor of each other’s nominees and agreed to certain limitations on their ability to sell or transfer any shares of Common Stock for 18 months following the IPO.

Pursuant to the Stockholders Agreement:

●	so long as TPG (i) has not, following the consummation of the IPO, sold shares of Common Stock, through one or more transactions, resulting in TPG receiving aggregate gross proceeds in an amount at least equal to its initial investment in the Issuer (the “TPG Initial Investment Sell-Down”), TPG will be entitled to nominate three directors, (ii) has effected the TPG Initial Investment Sell-Down, but still beneficially owns shares of Common Stock greater than or equal to 15% of the then outstanding shares of Common Stock, TPG will be entitled to nominate two directors, (iii) beneficially owns less than 15%, but greater than or equal to 10% of the then outstanding shares of Common Stock, TPG will be entitled to nominate one director and (iv) owns less than 10% of the then outstanding shares of Common Stock, TPG will not be entitled to nominate a director;

●	so long as LGP (i) has not, following the consummation of the IPO, sold shares of Common Stock, through one or more transactions, resulting in LGP receiving aggregate gross proceeds in an amount at least equal to its initial investment in the Issuer (the “LGP Initial Investment Sell-Down”), LGP will be entitled to nominate three directors, (ii) has effected the LGP Initial Investment Sell-Down, but still beneficially owns shares of Common Stock greater than or equal to 15% of the then outstanding shares of Common Stock, LGP will be entitled to nominate two directors, (iii) beneficially owns less than 15%, but greater than or equal to 10% of the then outstanding shares of Common Stock, LGP will be entitled to nominate one director and (iv) owns less than 10% of the then outstanding shares of Common Stock, LGP will not be entitled to nominate a director;

●	so long as LNK, MSD Investors, LifeCo or PG, as applicable, (i) has not, following the consummation of the IPO, sold shares of Common Stock, through one or more transactions, resulting in LNK, MSD, LifeCo or PG, as applicable, receiving aggregate gross proceeds in an amount at least equal to its initial investment in the Issuer (the “Other Stockholder Initial Investment Sell-Down”), LNK, MSD, LifeCo and PG, as applicable, will each be entitled to nominate one director and (ii) has effected the Other Stockholder Initial Investment Sell-Down, LNK, MSD, LifeCo and PG, as applicable, will not be entitled to nominate a director; and

●	so long as Mr. Akradi serves as Chief Executive Officer of the Issuer, he will be entitled to nominate one director, and if Mr. Akradi ceases to serve as Chief Executive Officer, he will not be entitled to nominate a director.

The Reporting Persons’ nominee to the board of directors of the Issuer (the “Board”) is Alejandro Santo Domingo.

The Stockholders Agreement also includes provisions pursuant to which the Issuer has agreed to file registration statements under the Securities Act covering resales of the shares of Common Stock held by LGP and TPG and has granted members of the Voting Group and certain other stockholders the right to piggyback on such registration statements in certain circumstances.

References to and descriptions of the Stockholders Agreement set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of such agreement, which is filed as Exhibit 2 hereto and is incorporated by reference herein.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review such investment in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Stockholders Agreement and applicable law, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Board, and stockholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) – (b)

Calculations of the percentage of beneficial ownership are based on a total of 205,051,970 shares of Common Stock issued and outstanding as of the closing of the Issuer’s 2024 offering of shares of Common Stock, as reported in the Prospectus Supplement filed by the Issuer with the Commission on August 12, 2024.

The aggregate number and percentage of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

LifeCo is the direct holder of 9,002,099 shares of Common Stock that represent 4.4% of the Common Stock issued and outstanding.

Aguila Ltd. replaced LifeCo PTC Ltd. as the managing member of LifeCo on October 25, 2024 and, as LifeCo’s managing member, may be deemed to be the beneficial owner of the Common Stock owned directly by LifeCo.

None of the individuals identified on Annex A beneficially owns any Common Stock.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than LifeCo to the extent of its direct holdings in the securities reported on this Schedule 13D) is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended.

In addition, as discussed in Item 2 above, by virtue of the agreements made pursuant to the Stockholders Agreement, the Voting Group members may be deemed to be acting as a group for purposes of Rule 13d-3 under the Exchange Act. Shares beneficially owned by the other members of the Voting Group are not the subject of this Schedule 13D and accordingly, none of the other members of the Voting Group are included as reporting persons herein.

(c)	Except as described in Items 3 and 4, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

(d)	None.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Stockholders Agreement and is incorporated herein by reference. A copy of the agreement is attached as an exhibit hereto and incorporated herein by reference.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

Exhibit Number*	Description
1	Joint Filing Agreement, dated October 29, 2024, among the Reporting Persons

2	Third Amended and Restated Stockholders Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 12, 2021).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 29, 2024

LIFECO LLC

By:	/s/ Alec Anderson
Name:	Alec Anderson
Title:	Director of Aguila Ltd., as Manager

AGUILA LTD.

By:	/s/ Alec Anderson
Name:	Alec Anderson
Title:	Director

ANNEX A

The directors and executive officers of each of LifeCo LLC and Aguila are as follows:

LifeCo LLC:

Name / First Name	Principal Occupation	Business Address	Citizenship
Aguila Ltd.	Managing Member	5 Waterloo Lane, Unit 5A, Pembroke, Bermuda HM08	Bermudian

Aguila Ltd:

Name / First Name	Principal Occupation	Business Address	Citizenship
Alec R. Anderson	Trustee Director, Quadrant Advisors Ltd.	5 Waterloo Lane, Unit 5A, Pembroke, Bermuda HM08	Bermudian, UK Citizen
Alejandro Santo Domingo	Investment Executive, Quadrant Capital Advisors, Inc.	499 Park Avenue New York, N.Y. 10022 United States of America USA	USA
Carlos Alejandro Pérez Dávila	Investment Executive, Quadrant Capital Advisors, Inc.	499 Park Avenue New York, N.Y. 10022 United States of America USA	USA
Edward Rance	Lawyer, Conyers Dill & Pearman Limited	Clarendon House 2 Church Street Hamilton HM11 Bermuda	Bermudian
Craig W. MacIntyre	Lawyer, Conyers Dill & Pearman Limited	Richmond House 12 Par-La-Ville Road Hamilton HM08 Bermuda	Bermudian